Mail Stop 3-8

      							 May 3, 2005




By Facsimile and U.S. Mail

Mr. D. Gary McRae
McRae Industries, Inc.
President, Treasurer and Director
400 North Main Street
Mount Gilead, NC 27306

      Re:    Form 10-K for the year ended July 31, 2004
      	Form 10-K/A for the year ended July 31, 2004
                File No.  1-08578

Dear Mr. McRae:

	We have reviewed your response dated April 15, 2005 to our comment letter dated March 17, 2005 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter. Form 10-K for the Year Ended July 31, 2004 as Amended

Item 9A.  Disclosure Controls and Procedures, page 42

1. We note your response to prior comment 17. Please advise or revise to also include a discussion in MD&A of the significant deficiencies that led to a material weakness and the corrective actions initiated to remediate the weakness.

Consolidated Statements of Operations, page 24

2. We note your response to prior comment 7. We understand that you have both Class A and Class B common stock outstanding and that the two classes of common stock have different dividend rates. We also understand that your Class B common stock is convertible into Class A common stock. Because you have a multiple class common stock capital structure, we continue to believe that you should report diluted EPS for each class of common stock using the two-class method. In this regard, and consistent with our prior comment, we believe paragraphs
60.b. and 61 of SFAS 128 require use of the two-class method of computing diluted EPS for those companies with multiple classes of common stock with differing dividend rates. It is our understanding that SFAS 128 has always required use of the two-class method of computing basic and diluted EPS for those companies with multiple classes of common stock with differing dividend rates. Please confirm that you will revise your diluted EPS presentation accordingly in future filings.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. D. Gary McRae
McRae Industries, Inc.
May 3, 2005
Page 1